FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R (1) (a) I givedetails of changes in the interests of Persons Discharging Managerial Responsibilities ("PDMR's"), in the Ordinary Shares of GlaxoSmithKline plc (the "Company") as follows:

PDMR	Transaction
C Thomas	The sale of 17,000 Ordinary Shares on 30 March 2016 at a price of £14.08 per share.
P Vallance
The exercise of a nil priced option over 33,406 Ordinary Shares on 30 March 2016, granted on 28 February 2013, which vested on 28 February 2016 under the GlaxoSmithKline Deferred Annual Bonus Plan.

The sale of  24,251 Ordinary Shares on 30 March 2016 at a price of £14.12.

The sale of  9,155 Ordinary Shares on 30 March 2016 at a price of £14.11.

The Company and the above-mentioned PDMR's were advised of these transactions on 30 March 2016.

V A Whyte
Company Secretary

30 March 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 30, 2016

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc